Exhibit 99.1

Interim Consolidated Financial Statements of Alithya Group inc. For the three and nine months ended December 31, 2022 and 2021 (unaudited)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		For the three months ended December 31,		For the nine months ended December 31,
(in thousands of Canadian dollars, except per share data) (unaudited)		2022	2021	2022	2021
	Notes	$	$	$	$
Revenues	14	130,780	109,713	386,477	317,911
Cost of revenues	10	91,562	81,456	275,435	232,841
Gross margin		39,218	28,257	111,042	85,070

Operating expenses
Selling, general and administrative expenses	10	31,196	25,002	90,544	72,634
Business acquisition, integration and reorganization costs	11	1,290	857	5,913	5,489
Depreciation	10	1,634	1,400	4,815	4,200
Amortization of intangibles	4	7,397	3,438	18,804	10,268
Foreign exchange loss (gain)		163	(27)	63	(1)
		41,680	30,670	120,139	92,590
Operating loss		(2,462)	(2,413)	(9,097)	(7,520)
Net financial expenses	12	2,664	1,203	6,758	3,227
Loss before income taxes		(5,126)	(3,616)	(15,855)	(10,747)
Income tax expense (recovery)
Current		159	62	207	(134)
Deferred	10	220	(192)	(5,958)	(2,318)
		379	(130)	(5,751)	(2,452)
Net loss		(5,505)	(3,486)	(10,104)	(8,295)

Other comprehensive income
Items that may be classified subsequently to profit or loss
Cumulative translation adjustment on consolidation of foreign subsidiaries		(668)	(171)	5,560	456
		(668)	(171)	5,560	456
Comprehensive loss		(6,173)	(3,657)	(4,544)	(7,839)

Basic and diluted loss per share	9	(0.06)	(0.04)	(0.11)	(0.10)

The accompanying notes are an integral part of these interim consolidated financial statements.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2022 and 2021	| 3

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		December 31,	March 31,
(in thousands of Canadian dollars) (unaudited)		2022	2022
	Notes	$	$
Assets
Current assets
Cash		24,019	17,655
Restricted cash		—	3,254
Accounts receivable and other receivables		92,804	100,867
Unbilled revenues		18,821	17,272
Tax credits receivable		12,415	8,515
Prepaids		6,328	6,162
		154,387	153,725
Non-current assets
Tax credits receivable		9,080	11,873
Other assets		1,204	1,303
Property and equipment		10,048	10,412
Right-of-use assets		13,212	15,146
Intangibles	4	111,376	101,927
Deferred tax assets		6,435	7,247
Goodwill	5	167,670	146,088
		473,412	447,721

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities		87,882	89,660
Deferred revenues		22,653	20,409
Current portion of lease liabilities		3,837	3,510
Current portion of long-term debt	6	12,816	19,316
		127,188	132,895
Non-current liabilities
Long-term debt	6	116,948	87,360
Lease liabilities		15,615	17,753
Deferred tax liabilities		9,501	9,962
		269,252	247,970
Shareholders' equity
Share capital	7	311,492	305,222
Deficit		(121,503)	(111,654)
Accumulated other comprehensive income (loss)		4,613	(947)
Contributed surplus		9,558	7,130
		204,160	199,751
		473,412	447,721

The accompanying notes are an integral part of these interim consolidated financial statements.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2022 and 2021	| 4

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the nine months ended December 31, (in thousands of Canadian dollars, except share data) (unaudited)
	Notes	Shares outstanding	Share capital	Deficit	Accumulated other comprehensive income (loss)	Contributed surplus	Total
		Number	$	$	$	$	$
Balance as at March 31, 2022		92,725,616	305,222	(111,654)	(947)	7,130	199,751
Net loss		—	—	(10,104)	—	—	(10,104)
Other comprehensive income		—	—	—	5,560	—	5,560
Total comprehensive income (loss)		—	—	(10,104)	5,560	—	(4,544)
Share-based compensation	7	—	—	—	—	1,875	1,875
Share-based compensation granted on business acquisition	7	—	—	—	—	2,261	2,261
Issuance of Subordinate Voting Shares pursuant to vesting of share-based compensation granted on business acquisitions	7	738,382	1,708	—	—	(1,708)	—
Issuance of Subordinate Voting Shares in consideration of the acquisition of Datum, net of share issuance costs	3, 7	1,867,262	5,528	—	—	—	5,528
Issuance of Subordinate Voting Shares in consideration of the acquisition of Trafic 3W inc., net of share issuance costs	4, 7	83,449	276	—	—	—	276
Shares purchased for cancellation	7	(354,012)	(1,242)	255	—	—	(987)
Total contributions by shareholders		2,335,081	6,270	255	—	2,428	8,953
Balance as at December 31, 2022		95,060,697	311,492	(121,503)	4,613	9,558	204,160

Balance as at March 31, 2021		58,695,438	197,537	(96,190)	(508)	7,173	108,012
Net loss		—	—	(8,295)	—	—	(8,295)
Other comprehensive income		—	—	—	456	—	456
Total comprehensive income (loss)		—	—	(8,295)	456	—	(7,839)
Share-based compensation		—	—	—	—	1,349	1,349
Share-based compensation granted on business acquisition		—	—	—	—	1,343	1,343
Issuance of Subordinate Voting Shares in consideration of the acquisition of R3D Consulting Inc.		25,182,676	80,585	—	—	—	80,585
Issuance of Subordinate Voting Shares pursuant to vesting of share-based compensation granted on business acquisitions		534,132	1,849	—	—	(1,849)	—
Shares purchased for cancellation		(230,600)	(761)	(6)	—	—	(767)
Issuance of Subordinate Voting Shares from exercise of stock options		1,500	6	—	—	(2)	4
Total contributions by, and distributions to, shareholders		25,487,708	81,679	(6)	—	841	82,514
Balance as at December 31, 2021		84,183,146	279,216	(104,491)	(52)	8,014	182,687

The accompanying notes are an integral part of these interim consolidated financial statements.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2022 and 2021	| 5

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three months ended December 31,		For the nine months ended December 31,
(in thousands of Canadian dollars) (unaudited)		2022	2021	2022	2021
	Notes	$	$	$	$
			(note 2)		(note 2)
Operating activities
Net loss		(5,505)	(3,486)	(10,104)	(8,295)
Items not affecting cash
Depreciation and amortization		9,031	4,838	23,619	14,468
Net financial expenses	12	2,664	1,203	6,758	3,227
Share-based compensation	7	1,668	841	4,136	2,692
Unrealized foreign exchange loss (gain)		152	(17)	(583)	131
Foreign exchange loss (gain) on repayment of long-term debt		573	(4)	678	(26)
Forgiveness of PPP loans		—	—	—	(5,868)
Other		—	28	—	88
Deferred taxes		220	(192)	(5,958)	(2,318)
		8,803	3,211	18,546	4,099
Changes in non-cash working capital items	13	26,097	7,842	5,905	1,433
Net cash from operating activities		34,900	11,053	24,451	5,532

Investing activities
Additions to property and equipment		(472)	(450)	(1,495)	(1,186)
Additions to intangibles	4	(414)	—	(764)	—
Restricted cash		—	(5)	3,254	(15)
Business acquisition, net of cash acquired	3, 4	2,286	—	(14,397)	(401)
Net cash from (used in) investing activities		1,400	(455)	(13,402)	(1,602)

Financing activities
Increase in long-term debt, net of related transaction costs		22,795	8,353	70,482	61,644
Repayment of long-term debt		(57,739)	(31,550)	(66,630)	(58,791)
Exercise of stock options		—	4	—	4
Repayment of lease liabilities		(929)	(696)	(2,709)	(1,834)
Share issue costs	7	(5)	—	(29)	—
Shares purchased for cancellation	7	(148)	(677)	(987)	(767)
Net financial expenses paid	12	(2,301)	(905)	(5,820)	(2,381)
Net cash used in financing activities		(38,327)	(25,471)	(5,693)	(2,125)

Effect of exchange rate changes on cash		134	(10)	1,008	(29)
Net change in cash		(1,893)	(14,883)	6,364	1,776
Cash, beginning of period		25,912	23,562	17,655	6,903
Cash, end of period		24,019	8,679	24,019	8,679
Cash paid (included in cash flow from operating activities)
Income taxes paid (recovered)		23	224	246	(446)

The accompanying notes are an integral part of these interim consolidated financial statements.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2022 and 2021	| 6

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
1. GOVERNING STATUTES AND NATURE OF OPERATIONS
Alithya Group inc. (“Alithya” or the “Company”) and its subsidiaries (collectively with Alithya, the “Group”) are trusted leaders in strategy and digital transformation. Alithya's integrated offer is based on four pillars of expertise: business strategies, enterprise cloud solutions, application services, and data and analytics. The Group deploys solutions, services, and expert consultants to design, build and implement innovative and efficient solutions for the complex business challenges of its clients, tailored to their business needs in the financial services, insurance, renewable energy, manufacturing, telecommunications, transportation and logistics, professional services, healthcare and government sectors.
The Company’s Class A subordinate voting shares (the “Subordinate Voting Shares”) trade on the Toronto Stock Exchange (“TSX”) and on the NASDAQ Capital Market (“NASDAQ”) under the symbol “ALYA”.
The Company is the Group’s ultimate parent company and its head office is located at 1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, Canada, H3B 3A5.
2. BASIS OF PREPARATION
Statement of Compliance
These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards ("IFRS"), and should be read in conjunction with the annual audited consolidated financial statements for the year ended March 31, 2022. The Company applied the accounting policies adopted in the most recent annual audited consolidated financial statements for the year ended March 31, 2022, except for changes as detailed below.
These interim consolidated financial statements were approved and authorized for issue by the Board of Directors (the “Board”) on February 13, 2023.
Basis of Measurement
These interim consolidated financial statements have been prepared under the historical cost basis except for
•Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination which are generally measured initially at their fair values at the acquisition date;
•Lease obligations, which are initially measured at the present value of the lease payments that are not paid at the lease commencement date;
•Equity classified share-based payment arrangements which are measured at fair value at grant date pursuant to IFRS 2, Share-Based Payment; and
•Derivatives, which are initially recognized at fair value on the date the derivative contract is entered into and are subsequently re‑measured at their fair value at the end of each reporting period.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2022 and 2021	| 7

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. BASIS OF PREPARATION (CONT'D)
CHANGE IN ACCOUNTING POLICY
IAS 7 Statement of Cash Flows
IAS 7 prescribes that interest paid is to be classified as operating cash flows (the Group’s previous classification), or alternatively, interest paid may be classified as financing cash flows. As at October 1, 2022, as a result of recent business acquisitions financed through its senior revolving credit facility and balance of purchase price payable, the Group changed its cash flow presentation to present interest paid as financing cash flows instead of operating cash flows. This presentation provides more relevant information regarding the cash flows of the Group.
This change in accounting policy has been applied retrospectively. Changes to the comparative amounts in the Group’s consolidated statements of cash flows are as follows:

	For the three months ended December 31, 2021			For the nine months ended December 31, 2021
	As previously reported	Adjustment	Restated amount	As previously reported	Adjustment	Restated amount
	$	$	$	$	$	$
Net cash from operating activities	10,148	905	11,053	3,151	2,381	5,532
Net cash (used in) from financing activities	(24,566)	(905)	(25,471)	256	(2,381)	(2,125)

SEGMENTED REPORTING
An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other segments. An entity shall disclose separately information about each operating segment, and can combine operating segments, with similar economic characteristics or that do not meet quantitative thresholds, into one reportable segment.
As at April 1, 2022, as a result of organic growth and the integration of recent business acquisitions, the Group determined that it has three reportable segments based on geography: Canada, U.S. and International. Information for the comparative period has been restated to also present segment information for the three reportable segments (note 14).
INTANGIBLES
Tradenames are not amortized as they have an indefinite life, but are instead tested for impairment annually, or more frequently, should events or changes in circumstances indicate that the tradenames may be impaired.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2022 and 2021	| 8

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. BASIS OF PREPARATION (CONT'D)
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES
The Group enters into derivative financial instruments to manage its exposure to interest rate risks.
The resulting gain or loss on re-measurement at the fair value of the derivatives is recognized in the consolidated statements of operations, unless the derivative is designated and is effective as a hedging instrument, in which event the timing of the recognition in the consolidated statements of operations depends on the nature of the hedge relationship. The cash flows of the hedging instruments are classified in the same manner as the cash flows of the item being hedged.
The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The documentation includes the identification of the nature of the risk being hedged, the economic relationship between the hedged items and the hedging instruments which should not be dominated by credit risk, the hedge ratio consistent with the risk management strategy pursued and how the Company will assess the effectiveness of the hedging relationship on an ongoing basis. Management evaluates hedge effectiveness at inception of the hedge instrument and quarterly thereafter. Hedge effectiveness is measured prospectively as the extent to which changes in the fair value or cash flows of the derivative offsets the changes in the fair value or cash flows of the underlying hedged item or risk when there is a significant mismatch between the terms of the hedging instrument and the hedged item.
Cash flow hedge
The effective portion of the change in the fair value of the derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. It is reclassified out of other comprehensive income into the consolidated statements of operations when the hedged item is recognized in the consolidated statements of operations.
The gain or loss relating to the ineffective portion, if any, is recognized immediately in the consolidated statements of operations.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in net loss. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to net loss.
ACCOUNTING STANDARD AMENDMENTS EFFECTIVE FOR THE YEAR ENDING MARCH 31, 2023
The following amendment to existing standards was adopted by the Group on April 1, 2022 and had no significant impact on the Group’s consolidated financial statements.
Onerous Contracts, Cost of Fulfilling a Contract
In May 2020, the International Accounting Standards Board (''IASB'') issued Onerous Contracts - Cost of Fulfilling a Contract, which includes amendments to IAS 37. The amendments specify which costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The full cost approach considers that the 'cost of fulfilling' a contract comprises the 'costs that relate directly to the contract'. Costs that relate directly to a contract include incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2022 and 2021	| 9

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. BASIS OF PREPARATION (CONT'D)
NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE
IAS 1 - Presentation of Financial Statements
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. After reconsidering certain aspects of the 2020 amendments, the IASB reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Additional disclosure will be required to help users understand the risk that those liabilities could become repayable within 12 months after the reporting date. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity. The amendments to IAS 1 apply retrospectively and are effective for annual periods beginning on or after January 1, 2024, with earlier application permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information
In February 2021, the IASB issued amendments to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 - Making Materiality Judgements. The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by:
•Replacing the requirement to disclose “significant” accounting policies under IAS 1 with a requirement to disclose “material” accounting policies. Under this, an accounting policy would be material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements.
•Providing guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures.
The amendments shall be applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Once an entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
Amendments to IAS 8, Definition of Accounting Estimates
In February 2021, the IASB amended IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition of “accounting estimates” to replace the definition of “change in accounting estimates” and also include clarifications intended to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2022 and 2021	| 10

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. BASIS OF PREPARATION (CONT'D)
Amendments to IAS 12 - Income Taxes
On May 7, 2021, the IASB issued amendments to IAS 12 - Income Taxes to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will be required to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The amendments apply for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. Management is currently evaluating the impact of this standard on its consolidated financial statements.
3. BUSINESS COMBINATION
Datum
Overview
On July 1, 2022, the Company acquired 100% of the issued and outstanding equity interests of the U.S.-based Datum Consulting Group, LLC and its international affiliates (“Datum”) (the “Datum Acquisition”), a leader in IP enabled digital transformation services for data-rich insurers and other regulated entities such as governments. Management expects that its modernization practice and cloud-based software as a service (SaaS) offering will be complementary to Alithya's existing offerings and will allow for cross-selling opportunities.
The Datum Acquisition was completed for purchase consideration and other consideration of up to US$45,488,000 ($58,550,000), in aggregate.
The purchase consideration of US$27,200,000 ($35,010,000), in aggregate, consisted of: (i) US$13,542,000 ($17,430,000) paid in cash, net of working capital adjustment; (ii) US$4,313,000 ($5,552,000) paid by the issuance of 1,867,262 Subordinate Voting Shares; and (iii) US$9,345,000 ($12,028,000) of balance of sale, representing deferred cash consideration, payable over three years on July 1, 2023, 2024 and 2025 (the "Anniversary Dates") (note 6).
The other consideration of up to US$18,288,000 ($23,540,000), consisted of: (i) deferred cash consideration of US$975,000 ($1,255,000); (ii) deferred share consideration of 1,867,261 Subordinate Voting Shares with a value of US$4,313,000 ($5,552,000); and (iii) potential earn-out consideration of up to US$13,000,000 ($16,733,000), all payable over three years on the Anniversary Dates.
The deferred cash consideration will be recognized as employee compensation on business acquisition, over three years (note 11).
The deferred share consideration will be recognized as share-based compensation to an employee, over three years.
The potential earn-out consideration is payable in cash (75%), which will be recognized as employee compensation on business acquisition, and by Subordinate Voting Shares (25%), which will be recognized as share-based compensation, with a maximum of 1,517,151 Subordinate Voting Shares available for issuance with a value of US$3,505,000 ($4,511,000). The potential earn-out consideration has earn-out periods ending on each of the Anniversary Dates. The potential earn-out consideration payable in cash will be expensed over three years as the related services are provided at the best estimate of the payout required to settle the present obligation at the end of the reporting period. The potential earn-out consideration payable in shares will be expensed over the three-year vesting period and the amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting dates.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2022 and 2021	| 11

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. BUSINESS COMBINATION (CONT'D)
The fair value of the assets acquired and liabilities assumed, and the purchase consideration is preliminary pending completion of an independent valuation. The most significant aspect remaining to be finalized relates to the valuation of intangibles. Should new information, obtained within one year of the date of acquisition, about the facts and circumstances that existed at the date of the Datum Acquisition, result in adjustments to the below amounts, or require additional provisions for conditions that existed at the date of the Datum Acquisition, the fair value will then be revised. Accordingly, the values in the table below are subject to change. The Datum Acquisition is being accounted for using the acquisition method of accounting.
For the three and nine months ended December 31, 2022, the Company incurred acquisition-related costs pertaining to the Datum acquisition of approximately $13,000 and $1,369,000, respectively. These costs have been recorded in the consolidated statement of operations in business acquisition, integration and reorganization costs.
Purchase Price Allocation

The preliminary allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of Datum	$
Current assets
Cash	2,798
Accounts receivable and other receivables	3,552
Unbilled revenue	1,301
Prepaids	159
7,810
Non-current assets
Other assets	2
Property and equipment	55
Right-of-use assets	135
Intangibles (note 4)	22,525
Goodwill	14,830
Total assets acquired	45,357

Current liabilities
Accounts payable and accrued liabilities	4,255
Deferred revenue	945
Current portion of lease liabilities	71
5,271
Non-current liabilities
Lease liabilities	64
Deferred tax liabilities	5,987
Total liabilities assumed	11,322

Net assets acquired	34,035

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2022 and 2021	| 12

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. BUSINESS COMBINATION (CONT'D)
During the three months ended December 31, 2022, the purchase price was reduced by $2,438,000 (US$1,894,000), mainly due to working capital adjustments of $2,286,000 (US$1,776,000). Accordingly, the fair value of the assets acquired and the liabilities assumed have been adjusted to reflect the change. These adjustments impacted principally the goodwill value, which decreased by $2,137,000. The effects of the adjustments to the purchase price were not material to the financial statements for the three and six months ended September 30, 2022.
Goodwill
The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce and expected synergies from the integration of Datum into the Group's existing business. The Company does not expect the goodwill to be deductible for income tax purposes.
Consideration paid
The following table summarizes the acquisition date fair value of each class of consideration as follows:

Acquisition of Datum	$
Consideration transferred settled in cash	17,430
Issuance of 1,867,262 Subordinate Voting Shares (note 7)	5,552
Balance of purchase payable with a nominal value of US$9,345,000 ($12,028,000) (note 6)	11,053
Total consideration transferred	34,035

Datum's contribution to the Group results
For the three and nine months ended December 31, 2022, the Datum business contributed revenues of approximately $5,929,000 and $10,834,000, respectively. For the three and nine months ended December 31, 2022, the Datum business contributed to the consolidated net loss of the Group, in the amount of $1,350,000 and $4,837,000, including amortization, primarily related to the acquired customer relationships, of $1,796,000 and $3,525,000, respectively, share-based compensation granted on business acquisitions of $946,000 and $1,913,000, respectively, and acquisition and integration costs of $314,000 and $2,027,000, respectively.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2022 and 2021	| 13

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
4. INTANGIBLES

As at	December 31, 2022					March 31, 2022
	Customer relationships	Software	Tradenames	Non-compete agreements	Total	Customer relationships	Software	Non-compete agreements	Total
	$	$	$	$	$	$	$	$	$
Opening cost	145,966	4,989	—	6,886	157,841	67,720	4,334	6,902	78,956
Additions, purchased	—	8	—	—	8	—	22	—	22
Additions through business acquisition (a) (note 3)	12,040	8,238	2,188	515	22,981	78,804	296	—	79,100
Additions, internally generated	—	756	—	—	756	—	1,339	—	1,339
Disposals / retirements	—	—	—	—	—	—	(999)	—	(999)
Foreign currency translation adjustment	3,797	422	114	175	4,508	(558)	(3)	(16)	(577)
Subtotal	161,803	14,413	2,302	7,576	186,094	145,966	4,989	6,886	157,841
Opening accumulated amortization	49,958	2,741	—	3,215	55,914	38,033	2,471	1,862	42,366
Amortization	15,306	2,406	—	1,092	18,804	11,925	1,007	1,353	14,285
Disposals / retirements	—	—	—	—	—	—	(737)	—	(737)
Subtotal	65,264	5,147	—	4,307	74,718	49,958	2,741	3,215	55,914
Net carrying amount	96,539	9,266	2,302	3,269	111,376	96,008	2,248	3,671	101,927

(a) On April 1, 2022, the Company acquired all of the issued and outstanding shares of Trafic 3W inc. (the “Trafic3W Acquisition”) for total consideration of $2,005,000, comprised of cash, in the amount of $900,000, and a balance of purchase price payable in the amount of $1,105,000. The actual amount paid at acquisition, net of the cash acquired in the amount of $86,000, was $814,000. Intangible assets acquired at the date of acquisition consisted of customer relationships in the amount of $456,000. The balance of purchase price payable was settled in October 2022 with the issuance of 83,449 Subordinate Voting Shares, for a total value of $281,000, and the balance, in the amount of $824,000, was paid cash.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2022 and 2021	| 14

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
5. GOODWILL

As at	December 31, 2022
	Canada	France	EPM US	ERP US	Not allocated (b)	Total
	$	$	$	$	$	$
Beginning balance as at April 1, 2022	77,135	128	8,852	29,005	30,968	146,088
Business acquisition (a) (note 3)	1,270	—	—	—	13,781	15,051
Foreign currency translation adjustment	—	7	750	2,456	3,318	6,531
Net carrying amount	78,405	135	9,602	31,461	48,067	167,670

As at	March 31, 2022
	Canada	France	EPM US	ERP US	Not allocated	Total
	$	$	$	$	$	$
Beginning balance as at April 1, 2021	34,644	137	8,915	29,210	—	72,906
Business acquisition	42,491	—	—	—	31,498	73,989
Foreign currency translation adjustment	—	(9)	(63)	(205)	(530)	(807)
Net carrying amount	77,135	128	8,852	29,005	30,968	146,088

(a) On April 1, 2022, the Company acquired all of the issued and outstanding shares of Trafic 3W inc, which has been allocated to Canada.
(b) As at December 31, 2022, the Vitalyst, LLC and Datum purchase price allocations were preliminarily resulting in $32,467,000 and $15,600,000 of goodwill respectively, which have not yet been allocated to a cash-generating unit for the purpose of impairment testing. During the nine months ended December 31, 2022, the amount of goodwill related to Vitalyst, LLC has been reduced by $1,049,000 resulting from an adjustment to the purchase consideration.
6. LONG-TERM DEBT
The following table summarizes the Group’s long-term debt:

As at	December 31,	March 31,
	2022	2022
	$	$
Senior secured revolving credit facility (the “Credit Facility”) (a)	85,301	66,631
Secured loans (b)	13,192	8,596
Subordinated unsecured loans (c)	20,000	17,500
Balance of purchase price payable paid in April 2022	—	3,100
Balance of purchase price payable paid in October 2022	—	1,748
Balance of purchase price payable paid in December 2022 (March 31, 2022 - US$6,825,000)	—	8,178
Balance of purchase price payable with a nominal value of $12,653,000 (US$9,345,000), non-interest bearing (4.4% effective interest rate), payable in annual installments of $4,218,000 (US$3,115,000), maturing on July 1, 2025	11,877	—
Deferral of employment tax payments (March 31, 2022 - US$1,219,000)	—	1,521
Other	—	120
Unamortized transaction costs (net of accumulated amortization of $1,035,000 and $754,000)	(606)	(718)
	129,764	106,676
Current portion of long-term debt	12,816	19,316
	116,948	87,360

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2022 and 2021	| 15

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
6. LONG-TERM DEBT (CONT'D)
(a) The Credit Facility is available to a maximum amount of $125,000,000 which can be increased under an accordion provision to $140,000,000, under certain conditions, and can be drawn in Canadian and the equivalent amount in U.S. dollars. It matures on April 1, 2024 and is renewable for additional one-year periods at the lender’s discretion.
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.25% to 1.00%, or bankers’ acceptances or SOFR rates, plus an applicable margin ranging from 1.50% to 2.25%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on threshold limits for certain financial ratios.
On September 29, 2022, the Credit Facility was amended to temporarily increase the maximum amount available under the Credit Facility to $140,000,000 for the period from September 29, 2022 to January 31, 2023 (the "Bulge Period"). The Group can terminate the Bulge Period at its option commencing December 31, 2022. During the Bulge Period, the advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.75% to 1.50%, or bankers’ acceptances or SOFR rates, plus an applicable margin ranging from 2.00% to 2.75%, as applicable for Canadian and U.S. advances, respectively. On January 19, 2023, the Bulge Period was terminated.
As at December 31, 2022, the amount outstanding under the Credit Facility includes $85,301,000 (March 31, 2022 - $48,377,000) payable in U.S. dollars (US$63,000,000; March 31, 2022 - US$38,755,000).
On October 27, 2022, the Group entered into an additional operating credit facility available to a maximum amount of $2,708,000 (US$2,000,000), bearing interest at U.S. prime rate plus 1.00%, with the same securities and financial covenants as the Credit Facility. This operating credit facility can be terminated by the lender at any time. There was no amount outstanding under this additional operating credit facility as at December 31, 2022.
(b) The secured loans are with Investissement Québec to finance 2022 and 2023 refundable tax credits.
On November 8, 2022, the Group entered into a secured loan with Investissement Québec to finance its 2023 refundable tax credits to a maximum of the lesser of 90% of the eligible refundable tax credits and $10,670,000. At the same time, the maximum amount of the secured loan with Investissement Québec to finance its 2022 refundable tax credits was increased to the lesser of 90% of the eligible refundable tax credits and $8,776,000. The secured loans bear interest at the Canadian prime rate plus 1.25% for the 2023 refundable tax credits and at the Canadian prime rate plus 1.00% for the 2022 refundable tax credits. The loans are secured by a first ranking hypothec on the universality of the financed refundable tax credits and a subordinated ranking hypothec on accounts receivable and other receivables.
The secured loans are repayable on the earlier of the date of receipt of the refundable tax credits receivable and the maturity dates of March 31, 2025 for the 2023 financed refundable tax credits, in the amount of $4,473,000, and March 31, 2024 for the 2022 financed refundable tax credits, in the amount of $8,719,000.
The secured loan to finance its 2021 refundable tax credits, in the amount of $4,670,000, was repaid during the three months ended December 31, 2022.
(c) The subordinated unsecured loans are with Investissement Québec, in the amount of $20,000,000, and mature on October 1, 2025. Under the terms of the loans, the Group is required to maintain compliance with certain financial covenants which are measured on a quarterly basis.
(a)(c) The Group was in compliance with all of its financial covenants as at December 31, 2022.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2022 and 2021	| 16

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
7. SHARE CAPITAL
The following table presents information concerning issued share capital activity for the period:

	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
Beginning balance as at April 1, 2022	85,554,000	300,901	7,171,616	4,321
Shares issued pursuant to vesting of share-based compensation granted on business acquisitions	738,382	1,708	—	—
Shares issued in consideration of the acquisition of Datum (note 3)	1,867,262	5,528	—	—
Shares issued in consideration of the acquisition of Trafic 3W inc. (note 4)	83,449	276	—	—
Shares purchased for cancellation	(354,012)	(1,242)	—	—
Ending balance as at December 31, 2022	87,889,081	307,171	7,171,616	4,321

During the nine months ended December 31, 2022, the following transactions occurred:
•As part of the Datum Acquisition (note 3), 1,867,262 Subordinate Voting Shares, with a total value of $5,552,000, were issued. The Company incurred share issue costs in the amount of $32,000, net of deferred income tax of $8,000, for net consideration of $5,528,000.
•As part of the Trafic3W Acquisition (note 4), 83,449 Subordinate Voting Shares, with a total value of $281,000, were issued. The Company incurred share issue costs in the amount of $7,000, net of deferred income tax of $2,000, for net consideration of $276,000.
•354,012 Subordinate Voting Shares were purchased for cancellation under the Company's normal course issuer bid for a total cash consideration of $987,000 and a carrying value of $1,242,000. The excess of the carrying value over the purchase price in the amount of $255,000 was credited to deficit.
•As part of the acquisition of Matricis Informatique Inc., 157,882 Subordinate Voting Shares, with a total value of $600,000, reclassified from contributed surplus, were issued as settlement of the third anniversary share consideration.
•As part of the acquisition of Travercent LLC, 580,500 Subordinate Voting Shares, with a total value of US$819,000 ($1,108,000), reclassified from contributed surplus, were issued as settlement of the third anniversary share consideration.
During the nine months ended December 31, 2021, the Company acquired all of the outstanding shares of R3D Consulting Inc. (now Alithya IT Services Inc.). As part of the acquisition, 25,182,676 Subordinate Voting Shares, with a total value of $80,585,000, were issued.
Normal Course Issuer Bid ("NCIB")
On September 14, 2022, the Company’s Board of Directors authorized and subsequently the TSX approved the renewal of its NCIB. Under the NCIB, the Company is allowed to purchase for cancellation up to 2,491,128 Subordinate Voting Shares, representing 5% of the Company’s public float as of the close of markets on September 8, 2022.
The NCIB plan commenced on September 20, 2022 and will end on the earlier of September 19, 2023 and the date on which the Company will have acquired the maximum number of Subordinate Voting Shares allowable under the NCIB or will otherwise have decided not to make any further purchases. All purchases of Subordinate Voting Shares are made by means of open market transactions at their market price at the time of acquisition. Concurrently, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker in connection with its NCIB. The ASPP allows for the designated broker to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2022 and 2021	| 17

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
7. SHARE CAPITAL (CONT'D)
Stock options
The following table presents information concerning stock option activity for the period:

	Number of stock options	Weighted average exercise price
		$
Beginning balance as at April 1, 2022	4,084,082	3.23
Granted	891,355	3.25
Forfeited	(124,475)	3.70
Expired	(170,000)	3.59
Ending balance as at December 31, 2022	4,680,962	3.26
Exercisable as at December 31, 2022	1,937,005	3.41

Included in the 1,937,005 of stock options exercisable as at December 31, 2022, are 657,896 stock options exercisable to purchase Class B multiple voting shares ("Multiple Voting Shares").
On June 21, 2022, Alithya issued 626,230 and 265,125 stock options, to purchase a total of 891,355 Subordinate Voting Shares, at a grant date fair value of $1.38 and US$1.06, respectively.
The assumptions used to determine the grant date fair values of stock options granted to employees using the Black-Scholes stock option pricing model were as follows:

For the nine months ended December 31,
2022
Weighted average assumptions
Share price	$3.25
Exercise price	$3.25
Risk-free interest rate	3.50%
Expected volatility*	35.0%
Dividend yield	—
Expected option life (years)	6.6
Vesting conditions – time (years)	3.3

* Determined on the basis of observed volatility in publicly traded companies operating in similar industries.
Deferred Share Units (DSUs)
The following table presents information concerning DSU activity for the period:

Number of DSU

Beginning balance as at April 1, 2022	439,521
Granted	173,647
Ending balance as at December 31, 2022	613,168

On June 30, 2022, 43,385 fully vested DSUs, in aggregate, were granted to non-employee directors of the Company at a fair value of $3.11, per DSU, for an aggregate fair value of $135,000. The amount has been recorded in share-based compensation expense.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2022 and 2021	| 18

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
7. SHARE CAPITAL (CONT'D)
On September 30, 2022, 52,096 fully vested DSUs, in aggregate, were granted to non-employee directors of the Company at a fair value of $2.65, per DSU, for an aggregate fair value of $138,000. The amount has been recorded in share-based compensation expense.
On December 31, 2022, 78,166 fully vested DSUs, in aggregate, were granted to non-employee directors of the Company at a fair value of $2.03, per DSU, for an aggregate fair value of $159,000. The amount has been recorded in share-based compensation expense.
Restricted Share Units (RSUs)
As at December 31, 2022, there were 181,498 fully vested RSUs outstanding. None were granted, settled or canceled during the nine-month ended December 31, 2022.
Performance Share Units (PSUs)
The following table presents information concerning PSU activity for the period:

Number of PSUs

Beginning balance as at April 1, 2022	332,263
Granted	528,120
Ending balance as at December 31, 2022	860,383

On June 21, 2022, 528,120 PSUs, in aggregate, were granted to employees of the Company at a grant date fair value of $3.25 (US$2.50), per PSU, for an aggregate fair value of $1,716,000. The PSUs granted will vest three years from the date of grant.
Share-based compensation expense

	For the three months ended December 31,		For the nine months ended December 31,
	2022	2021	2022	2021
	$	$	$	$
Stock option plans	251	236	737	634
Share purchase plan – employer contribution	331	298	1,025	825
Share-based compensation granted on business acquisitions	1,019	382	2,261	1,343
Deferred share units	159	132	432	441
Restricted share units	—	—	—	92
Performance share units	239	91	706	182
	1,999	1,139	5,161	3,517

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2022 and 2021	| 19

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
8. RELATED PARTIES
Operating transactions with key management personnel
In the normal course of operations, the Group incurred the following transactions with an entity controlled by a director. The transactions have been recorded at the contractual amount of the consideration established, which represents market rates, as agreed by the related parties. As at December 31, 2022, the entity was no longer a related party as its controlling shareholder ceased to be a director of the Group on September 14, 2022.

	For the three months ended December 31,		For the nine months ended December 31,
	2022	2021	2022	2021
	$	$	$	$
Revenues*	—	4,922	6,811	16,322

* Under a ten-year commercial agreement, ending in April 2031, an entity controlled by a former director has committed to minimum annual gross margin, resulting from the procurement of consulting services, with annual surpluses and/or deficiencies thereof eligible to certain carryover provisions. Should the minimum contracted amounts not be met, the entity will make compensating payments based on a formula as defined in the commercial agreement. The commercial agreement may be extended to April 2034, however the minimum annual gross margin requirements will not be applicable to the extension period.
As at December 31, 2022, trade accounts receivable in the amount of nil (March 31, 2022 - $4,287,000) were receivable from an entity controlled by a former director.
9. EARNINGS PER SHARE

	For the three months ended December 31,		For the nine months ended December 31,
	2022	2021	2022	2021
	$	$	$	$
Net loss	(5,505)	(3,486)	(10,104)	(8,295)

Weighted average number of Common Shares(a) outstanding	94,660,831	83,940,403	93,891,257	83,898,760
Basic and diluted loss per share	(0.06)	(0.04)	(0.11)	(0.10)

(a) "Common Shares" include the Subordinate Voting Shares and Multiple Voting Shares
The potentially dilutive outstanding equity instruments mentioned in Note 7 were not included in the calculation of diluted earnings per share since the Company incurred losses and the inclusion of these equity instruments would have an antidilutive effect.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2022 and 2021	| 20

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
10. ADDITIONAL INFORMATION ON CONSOLIDATED LOSS
The following table provides additional information on the consolidated loss:

	For the three months ended December 31,		For the nine months ended December 31,
	2022	2021	2022	2021
	$	$	$	$
Expenses by Nature
Employee compensation and subcontractor costs	115,416	102,998	345,789	300,557
Government assistance
- tax credits (a)	(2,675)	(3,064)	(7,970)	(7,823)
- grants and loan forgiveness (b)	(3)	6	(24)	(6,062)
Other expenses	10,020	6,518	28,184	18,803
Depreciation of property and equipment	689	621	2,032	1,891
Depreciation of right-of-use assets	945	779	2,783	2,309
	124,392	107,858	370,794	309,675

Expenses by Function
Cost of revenues	91,562	81,456	275,435	232,841
Selling, general and administrative expenses	31,196	25,002	90,544	72,634
Depreciation	1,634	1,400	4,815	4,200
	124,392	107,858	370,794	309,675

(a) For the three months ended December 31, 2022, $2,628,000 (2021 - $2,991,000) was included in cost of revenues and $47,000 (2021 - $73,000) was included in selling, general and administrative expenses. For the nine months ended December 31, 2022, $7,829,000 (2021 - $7,632,000) was included in cost of revenues and $141,000 (2021 - $191,000) was included in selling, general and administrative expenses.
(b) Grants and loan forgiveness are included in cost of revenues, except for an amount of $1,324,000 that was included in selling, general and administrative expenses for the nine months ended December 31, 2021. Included in grants and loan forgiveness for the nine months ended December 31, 2021 was $5,868,000 related to the forgiveness of two loans received under the Paycheck Protection Program ("PPP") of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act").
Deferred income tax recovery
During the nine months ended December 31, 2022, the Group recognized a deferred tax asset in the amount of $6,026,000 that was probable of being realized as a result of the deferred tax liability recognized pursuant to the Datum Acquisition (note 3). The recognized deferred tax asset relates to previous years' net operating losses of the Group in the U.S. available for carryforwards as at July 1, 2022 in the amount of approximately $22,789,000 that was previously not recognized.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2022 and 2021	| 21

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
11. BUSINESS ACQUISITION, INTEGRATION AND REORGANIZATION COSTS
The following table summarizes business acquisition, integration and reorganization costs:

	For the three months ended December 31,		For the nine months ended December 31,
	2022	2021	2022	2021
	$	$	$	$
Acquisition costs	16	36	1,494	1,444
Integration costs	243	821	1,108	4,045
Reorganization costs related to modifications to cost structure	829	—	2,752	—
Employee compensation on business acquisition (note 3)	202	—	559	—
	1,290	857	5,913	5,489

The acquisition related costs consisted mainly of professional fees incurred in relation to business acquisitions. For the three months ended December 31, 2022, employee termination and benefits costs of $829,000 (2021 - nil) are included in reorganization costs related to modifications to cost structure. For the nine months ended December 31, 2022, employee termination and benefits costs of nil (2021 - $2,059,000) are included in integration costs and $2,752,000 (2021 - nil) are included in reorganization costs related to modifications to cost structure.
12. NET FINANCIAL EXPENSES
The following table summarizes net financial expenses:

	For the three months ended December 31,		For the nine months ended December 31,
	2022	2021	2022	2021
	$	$	$	$
Interest on long-term debt	2,074	651	4,960	1,661
Interest and financing charges	174	93	462	274
Interest on lease liabilities	204	167	631	517
Amortization of finance costs	110	82	281	211
Interest accretion on balances of purchase payable	253	216	657	635
Interest income	(151)	(6)	(233)	(71)
	2,664	1,203	6,758	3,227

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2022 and 2021	| 22

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
13. SUPPLEMENTARY CASH FLOW INFORMATION
Changes in non-cash working capital items are as follows:

	For the three months ended December 31,		For the nine months ended December 31,
	2022	2021	2022	2021
	$	$	$	$
Accounts receivable and other receivables	7,229	(4,222)	15,259	(13,758)
Income taxes receivable	—	(9)	—	667
Unbilled revenues	12,592	6,376	54	3,176
Tax credits receivable	3,159	(3,086)	(1,057)	(2,609)
Prepaids	189	(184)	394	1,287
Other assets	52	—	115	—
Accounts payable and accrued liabilities	1,593	5,788	(8,937)	8,062
Deferred revenues	1,283	3,179	77	4,608
	26,097	7,842	5,905	1,433

During the three months ended December 31, 2022, non-cash investing and financing activities included additions to right-of-use assets and lease liabilities in the amount of $nil (2021 - $227,000). During the nine months ended December 31, 2022, non-cash investing and financing activities included additions to right-of-use assets and lease liabilities in the amount of $428,000 (2021 - $4,439,000).
14. SEGMENT INFORMATION
The Group has three reportable segments: Canada, U.S. and International.
The Group's chief operating decision maker assesses the performance of the reportable segments based on revenues and operating income by segment. Operating income by segment refers to operating income before head office general and administrative expenses and business acquisition, integration and reorganization costs, which are not considered when assessing the underlying financial performance of the reportable segments. Head office general and administrative expenses are expenses and salaries related to centralized functions, such as global finance, legal, human resources and technology teams, which are not allocated to segments. This measure also excludes the effects of depreciation, amortization and foreign exchange loss (gain).
The accounting policies of each reportable segment are the same as described in Note 2 of the Group's consolidated financial statements for the year ended March 31, 2022. The revenues and operating income by segment exclude intersegmental revenues and cost of revenues.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2022 and 2021	| 23

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
14. SEGMENT INFORMATION (CONT'D)
The following tables present the Group's operations based on reportable segments:

	For the three months ended December 31, 2022
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	77,512	48,885	4,383	130,780
Operating income by segment	10,094	7,213	308	17,615
Head office general and administrative expenses				9,593
Business acquisition, integration and reorganization costs				1,290
Foreign exchange loss				163
Operating income before depreciation and amortization				6,569
Depreciation and amortization				9,031
Operating loss				(2,462)

	For the three months ended December 31, 2021
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	73,140	33,056	3,517	109,713
Operating income by segment	7,564	2,479	291	10,334
Head office general and administrative expenses				7,079
Business acquisition, integration and reorganization costs				857
Foreign exchange gain				(27)
Operating income before depreciation and amortization				2,425
Depreciation and amortization				4,838
Operating loss				(2,413)

	For the nine months ended December 31, 2022
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	230,832	143,319	12,326	386,477
Operating income by segment	25,856	20,015	1,111	46,982
Head office general and administrative expenses				26,484
Business acquisition, integration and reorganization costs				5,913
Foreign exchange loss				63
Operating income before depreciation and amortization				14,522
Depreciation and amortization				23,619
Operating loss				(9,097)

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2022 and 2021	| 24

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
14. SEGMENT INFORMATION (CONT'D)

	For the nine months ended December 31, 2021
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	209,130	99,102	9,679	317,911
Operating income by segment	17,736	15,282	781	33,799
Head office general and administrative expenses				21,363
Business acquisition, integration and reorganization costs				5,489
Foreign exchange gain				(1)
Operating income before depreciation and amortization				6,948
Depreciation and amortization				14,468
Operating loss				(7,520)

Long-lived assets by geographic location
The following table presents the total net book value of the Group’s long-lived assets by geographic location:

As at	December 31,		March 31,
	2022		2022
	$	%	$	%
Canada	146,936	48.6	154,251	56.4
U.S.	153,343	50.7	118,023	43.1
International	2,027	0.7	1,299	0.5
	302,306	100.0	273,573	100.0

Information about revenues
The following table presents the Group’s revenues from customers for each major service category:

	For the three months ended December 31,				For the nine months ended December 31,
	2022		2021		2022		2021
	$	%	$	%	$	%	$	%
Consulting services - time and materials arrangements	99,731	76.3	91,452	83.4	293,160	75.8	265,758	83.6
Consulting services - fixed-fee arrangements	14,790	11.3	12,511	11.4	45,798	11.9	34,159	10.7
Subscription, software and other revenues	16,259	12.4	5,750	5.2	47,519	12.3	17,994	5.7
	130,780	100.0	109,713	100.0	386,477	100.0	317,911	100.0

Major customer
Contracts with one major customer accounted for $14,493,000 and 11.1% of revenues for the three months ended December 31, 2022 ($16,401,000 and 14.9% for the three months ended December 31, 2021) and contracts with two major customers accounted for $83,363,000 and 21.6% of revenues for the nine months ended December 31, 2022 ($46,934,000 and 14.8% for the nine months ended December 31, 2021 with one major customer). As at December 31, 2022, accounts receivable and other receivables from one major customer amounted to $12,338,000 or 13.3% of total accounts receivable and other receivables (March 31, 2022 - one major customer amounted to $19,771,000 or 19.6%).

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2022 and 2021	| 25

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
15. FINANCIAL INSTRUMENTS
Interest rate risk
On August 30, 2022, the Group entered into and designated as an effective hedging instrument, an interest rate swap for a nominal amount of $30,000,000 maturing on August 30, 2025 to fix the variability in interest rates on a designated portion of borrowings under its Credit Facility. Under the interest rate swap agreement, the Group pays interest based on a fixed rate of 3.97%, and receives interest based on the actual one-month BA/CDOR rate. The fair market value of the interest rate swap agreement as at December 31, 2022 is insignificant.
Fair Value of Financial Instruments
Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:
•Level 1 - Valuation based on quoted prices observed in active markets for identical assets or liabilities.
•Level 2 - Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•Level 3 - Valuation techniques with significant unobservable market inputs. A financial instrument is classified at the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.
Fair value of derivatives instruments are determined under level 2.
The Group's long-term debt is carried at amortized cost. The fair value of the long-term debt is estimated by discounting expected cash flows at rates that would be currently offered to the Group for debts of the same remaining maturities and conditions (level 2).
The following table summarizes their carrying amounts:

As at	December 31,	March 31,
	2022	2022
	$	$
Credit Facility (a)	85,301	66,631
Secured loans (a)	13,192	8,596
Subordinated unsecured loans (b)	20,000	17,500
Balances of purchase price payable (c)	11,877	13,026
	130,370	105,753

(a) The fair values of the Credit Facility and secured loans, bearing interest at variable rates, approximate their respective carrying amounts because the interest rates applied approximate current market interest rate.
(b) As at December 31, 2022, the fair value of the subordinated unsecured loans, bearing interest at fixed rates, was approximately $18,821,000 (March 31, 2022 - $16,982,000).
(c) As at December 31, 2022, the fair value of the balance of purchase price payable approximate its carrying amounts given the recent fair market value assessment at the time of acquisition. As at March 31, 2022, the fair value of the balances of purchase price payable approximate their carrying amounts given the short-term maturity of the balances of purchase price payable.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and nine months ended December 31, 2022 and 2021	| 26